Filed by Unimin Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fairmount Santrol Holdings Inc.

(Commission File No. 001-36670)

FOR IMMEDIATE RELEASE

Fairmount Santrol and Unimin to Merge, Creating

a Leader in Proppant and Industrial Materials Solutions

•	Combination launches a leader in serving the industrial and energy industries with an estimated 45 million tons of annual processing capacity

•	A uniquely diversified business across end-markets and geographies, supported by high-quality assets, complementary products and industry-leading distribution networks

•	Significant value creation supported by a large, resilient industrial business and leading proppant business

•	Substantial earnings accretion from $150 million in targeted annual synergies, with 50% achievable in the first year after close

•	Current Fairmount shareholders to receive $170 million in cash and 35% ownership in the combined company

Fairmount and Unimin to Host Conference Call at 8:30 AM ET Today

CHESTERLAND, Ohio and NEW CANAAN, Connecticut, December 12, 2017 — Fairmount Santrol (NYSE:FMSA) (“Fairmount”) and Unimin Corporation (“Unimin”), a wholly owned subsidiary of SCR-Sibelco NV (“Sibelco”), today announced that the Boards of Directors of both companies have approved a definitive agreement under which Fairmount and Unimin will combine in a tax-free, cash and stock transaction.

The new company, which will list on the New York Stock Exchange, will combine the two organizations’ strong product portfolios and asset footprints to create an industry-leading proppant and industrial materials solutions provider, serving both energy and industrial customers. The combined company is expected to have 45 million tons of annual sand and mineral processing capacity and 3.0 million tons of annual coating capacity. In addition, the combined company will operate a comprehensive logistics platform with a large-scale terminal network across North America, comprising 96 distribution terminals with 18 unit-train capable terminals, and access to all major railways serving major oil and gas basins.

On a pro forma basis, the new company would have had revenue of approximately $2.0 billion and Adjusted EBITDA of approximately $400 million, excluding expected synergies, for the 12 month period ended September 30, 2017. The industrial segment represents 45% of gross profit and the proppants segment represents 55%.

The transaction is expected to generate significant shareholder value, including a $170 million cash payment to Fairmount shareholders. In addition, it is expected to strengthen the companies’ leadership positions in serving both the industrial and energy markets through a broader, more diverse product offering and logistics footprint. The combined company is targeting $150 million of identified annual operational synergies, resulting in over $1 billion in value creation.

“This is a compelling transaction for our shareholders and for our many other stakeholders, including our customers, employees and communities,” said Jenniffer Deckard, President and Chief Executive Officer of Fairmount Santrol. “By combining the complementary strengths of both Unimin and Fairmount Santrol, we will create a premier provider of industrial materials and proppant solutions with benefits and growth opportunities that far surpass what either company could achieve alone. Together we will serve our customers more efficiently and effectively with a broader and more diverse product offering, greater technical expertise, improved scale and geographic diversity and an expanded logistics platform. We have long respected the Unimin organization and believe our shared cultures of sustainability and long-term value creation will enable us to realize the benefits of this merger.”

Campbell Jones, President and Chief Executive Officer of Unimin, said, “We are excited to join forces with Fairmount as we believe this combination is an ideal fit for our value-driven orientation and long-term vision of strength through diversity of products and end markets. Fairmount is an excellent partner for Unimin and shares our strategy of providing superior and innovative product solutions for the growing energy and industrial segments. Together, our combined network of flagship plants, terminals and rail access will deliver greater capacity and more cost-competitive supply to meet our customers’ needs.”

Matthew LeBaron, Chairman of the Fairmount Santrol Board of Directors, said, “We are pleased with this combination, which brings together two industry leaders at an opportune time in the industry. This transaction will deliver significant value for Fairmount shareholders through immediate cash consideration and the opportunity to participate in the upside of the combined company. The combined company will have a strong capital structure, backed by diverse cash flow streams, which will position it to make strategic growth investments and further enhance returns for shareholders. On behalf of my fellow directors, we look forward to what Fairmount and Unimin will accomplish together.”

“This combination is a unique opportunity to create an industry-leading company with the ability to generate significant long-term value for shareholders,” said Jean-Luc Deleersnyder, Chief Executive Officer of Sibelco. Mr. Deleersnyder continued, “We are confident that the combined company will be in a strong position to leverage its strengths to generate significant cash flow that can be used to capture targeted growth opportunities and to reduce debt. Our position as a long-term investor reflects our belief in the value that will be created by the merger and enables the consolidated entity to leverage our global capabilities.”

Strategic and Financial Position of the Combined Company

•	Leading materials solutions provider to both the energy and industrial segments: The combined company will be a leading industrial materials and proppant solutions provider with improved scale, approximately 45 million tons of annual sand and mineral production capacity, and more than 1.3 billion tons of combined reserves. The combined entity will be the largest provider of proppant solutions to the energy industry and of industrial materials solutions, will possess the most extensive technical and applications expertise, and will have the largest portfolio of high-purity sands and nepheline syenite production in North America.

•	Diversification across assets, geographies and end markets: The combined company’s complementary asset footprint is well positioned to serve resilient and attractive markets including oil & gas, glass, construction, ceramics, coatings, polymers and foundry markets. Through both strategically located plants and an enhanced distribution network with access to all major rail lines, the combined company will have an exceptional position to deliver products and services to a broad customer base across energy and industrial markets.

•	Significant value creation through operational synergies and greater access to diverse and growing industrial business: The combined company expects to further enhance earnings and value through substantial operational synergies, targeting $150 million in annual synergies, and capturing 50% of the synergies in the first year following close. The new company’s significant and more predictable cash flow generation is a benefit of more diverse revenue streams from the industrial segment strengthened by combinational synergies, increased scale and complementarity of assets. These synergies and improved cash flows will provide the combined company with increased financial flexibility, including the ability to reduce leverage and make strategic investments.

Key Transaction Terms and Details

Under the terms of the merger agreement, at the closing of the transaction, Fairmount shareholders, including equity award holders, will receive $170 million in cash, or approximately $0.74 per share based on Fairmount’s current diluted share count, and will own 35% of the combined company, with Sibelco owning the remaining 65%. The transaction is structured to be tax-free to Fairmount shareholders. Sibelco will maintain ownership of Unimin’s high-purity quartz business, which mainly serves electronics manufacturers in Asia.

In connection with the transaction, Unimin has secured fully committed financing from Barclays Bank PLC and BNP Paribas to refinance both companies’ outstanding debt obligations and certain transaction expenses. The companies believe that the strong and diversified cash flow resulting from the combination will allow the combined company to pay down debt expeditiously.

Concurrent with closing, the combined company intends to list its shares on the New York Stock Exchange, while Fairmount will be delisted from the New York Stock Exchange.

Governance, Leadership and Headquarters

Upon closing, the combined company’s Board of Directors is expected to comprise 11 members, six of whom will be recommended by Sibelco, including Jean Luc Deleersnyder, Sibelco’s Chief Executive Officer, and four of whom will be recommended by Fairmount. Jenniffer Deckard, current Chief Executive Officer of Fairmount Santrol, is expected to serve as CEO and as a director of the combined company. Sibelco has the right to nominate the independent Chairman of the combined company.

The executive leadership team will include a combination of existing leaders from both Unimin and Fairmount, with the combined company leaning on the significant strengths of the quality workforce across both companies.

The location of the combined entity’s headquarters will be determined prior to closing, and the combined company will maintain regional offices in order to leverage both companies’ significant operating presence, strong partnerships and talented employee bases. Unimin and Fairmount have highly recognizable and well respected names, and the name of the combined company will be determined before the closing of the transaction.

Approvals

The transaction is expected to close in mid-2018, subject to the approval of Fairmount shareholders, the receipt of regulatory approvals and the satisfaction of other customary closing conditions.

Fairmount Santrol has entered into a voting agreement with certain holders of 26 percent of Fairmount’s outstanding common stock, pursuant to which they will vote their shares in favor of the transaction.

Advisors

Wells Fargo Securities, LLC is serving as Fairmount’s financial advisor and Jones Day is serving as its legal advisor. Morgan Stanley is serving as Sibelco’s financial advisor, and Freshfields Bruckhaus Deringer and Hughes Hubbard are serving as its legal advisors. Barclays Bank PLC and BNP Paribas also provided additional advice to Sibelco on certain aspects of the transaction.

Conference Call / Webcast

Fairmount and Unimin will host a joint conference call to discuss the planned merger today, December 12, 2017, at 8:30 am Eastern Time. The call will be webcast live at www.investors.fairmountsantrol.com and www.unimin.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software. Alternatively, callers may dial 1-866-610-1072 within the United States or 973-935-2840 from outside the U.S. utilizing the Conference ID 7786038.

Shortly before the conference call begins, slides will be posted under each company’s website and will be referred to during the call.

A webcast replay of the call will be available approximately 24 hours following the call at www.investors.fairmountsantrol.com and www.unimin.com.

About Fairmount Santrol

Fairmount Santrol is a leading provider of high-performance sand and sand-based product solutions used by oil and gas exploration and production companies to enhance the productivity of their wells. The Company also provides high-quality products, strong technical leadership and applications knowledge to end users in the foundry, building products, water filtration, glass, and sports and recreation markets. Its expansive logistics capabilities include a wide-ranging network of distribution terminals and railcars that allow the Company to effectively serve customers wherever they operate. As one of the nation’s longest continuously operating mining organizations, Fairmount has developed a strong commitment to all three pillars of sustainable development, People, Planet and Prosperity. Correspondingly, the Company’s motto and action orientation is: “Do Good. Do Well.” For more information, visit FairmountSantrol.com.

About Unimin

Unimin is an application-focused minerals company providing materials solutions to its customers drawing from a diversified product portfolio and the worldwide production capabilities of Sibelco, our privately held parent organization. Unimin is one the largest producers of quartz proppants for oil and natural gas stimulation and recovery and is a leading supplier of multi-mineral product offerings to industrial customers in glass, construction, ceramics, coatings, polymers and foundry markets.

Unimin operates a portfolio of strategically located and long life assets with 38 sand, mineral and coating processing facilities in the United States, Canada and Mexico that serve a variety of energy and industrial customers. Our company a broad portfolio of minerals including silica sand, with feldspar, nepheline syenite, lime, clays (incl. kaolin), calcium carbonate and olivine allowing the company to offer a multi-mineral product mix to its industrial customers. We have built long-standing relationships with our key customers and have a broad customer base comprised of S&P 500 and blue chip customers. We operate an extensive logistics and distribution network with access to five Class 1 railroads, a large number of in-basin oil and gas operating terminals and strong unit-train capabilities.

About Sibelco

Sibelco is a Belgian private-owned business which manufactures and distributes an extensive multi-mineral portfolio consisting of silica, clay, lime and other industrial, non-metallic (specialty) minerals. We are a global leader in material solutions, transforming raw materials with technology and know-how to offer solutions with and beyond minerals. We support the progress of modern life and our industrial minerals are supplied to a diverse range of applications including glass, ceramics, construction & engineering, paint, coatings, polymers, metals and casting, oil & gas and agriculture. Our company has a strong presence around the world, operating in over 200 production sites in more than 40 countries with a team of over 10,000 people. Sibelco’s commitment to sustainable development and operational excellence is entrenched in our culture. For more information, visit www.Sibelco.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Fairmount Santrol’s and/or Unimin’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Fairmount Santrol’s and/or Unimin’s respective businesses; and the parties being unable to successfully implement integration strategies. While Fairmount Santrol and/or Unimin may elect to update forward-looking statements at some point in the future, Fairmount Santrol and Unimin specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Fairmount Santrol STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Note on GAAP and IFRS Reporting Standards

Fairmount Santrol prepares its financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, while Unimin currently prepares its financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. As a result, the financial information of Fairmount Santrol and Unimin may not be directly comparable. In addition, the combined company information has been prepared based on a simple arithmetic sum of the results of Fairmount Santrol and Unimin, and was not prepared in accordance with Regulation S-X of the SEC’s rules for pro forma financial information, and you should therefore not place undue reliance on this information.

Investor Contacts:

Fairmount:

Indrani Egleston

+1 440-214-3219

Indrani.Egleston@fairmountsantrol.com

Matt Schlarb

+1 440-214-3284

Matthew.Schlarb@fairmountsantrol.com

Unimin and Sibelco:

Jennifer Fox

+1-203-442-2287

jfox@unimin.com

Laurence Boens

+32 3223 6657

laurence.boens@sibelco.com

Media Contact:

Joele Frank, Wilkinson Brimmer Katcher

Sharon Stern / Adam Pollack / Trevor Gibbons

+1 212-355-4449